Exhibit 2.4

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2020, China Mobile Limited (the “Company”, “we” or “our”) had one class of securities registered under Section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”), our ordinary shares. Our American depositary shares (“ADSs”), each currently representing the right to receive five ordinary shares, are evidenced by American depositary receipts (“ADRs”) and are available through an American depositary receipt program established pursuant to a deposit agreement (the “Deposit Agreement”) dated as of October 23, 1997, as amended and restated as of July 5, 2000, and as further amended and restated as of May 30, 2006, among the Company, The Bank of New York (currently known as The Bank of New York Mellon) as depositary (the “Depositary”), and all owners and beneficial owners from time to time of ADRs issued thereunder.

Our ordinary shares are registered under Section 12(b) of the Exchange Act in connection with the listing of our ADSs on the New York Stock Exchange (but not for trading). Our ADSs are traded under the symbol “CHL” and exempt from registration under Section 12(b) of the Exchange Act pursuant to Rule 12a-8 thereunder. The following contains a description of the rights of (i) holders of our ordinary shares, and (ii) holders of our ADRs. Ordinary shares underlying the ADSs are held by the Depositary and holders of ADRs will not be treated as holders of the ordinary shares.

Capital terms used but not defined herein shall have the meanings given to them in the 2020 Form 20-F and in the Deposit Agreement, which is an exhibit to our registration statement on Form F-6 filed with the SEC on June 1, 2015.

ORDINARY SHARES

The following description of our ordinary shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by (i) our Articles of Association, which are incorporated by reference as an exhibit to our annual report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”); and (2) Hong Kong laws and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Preemptive Rights (Item 9.A.3 of Form 20-F)

Not applicable.

Type and Class of Securities (Item 9.A.5 of Form 20-F)

Our ordinary shares are listed on the Hong Kong Stock Exchange and, under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), do not have a par or nominal value. All of our ordinary shares are fully paid and certificates representing the ordinary shares are issued in registered form. As of December 31, 2020, the total number of our issued and outstanding ordinary shares was 20,475,482,897.

Shareholders’ right to transfer our ordinary shares is generally not subject to any limitation provided under our Articles of Association. However, shareholders are required to comply with restrictions and procedural requirements set forth in the Listing Rules and the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) with respect to transfer of shares.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

Not applicable.

Other Rights (Item 9.A.7 of Form 20-F)

Not applicable.

Shareholder Rights (Item 10.B.3 of Form 20-F)

For dividend rights, voting rights, rights to share in the company’s profits and right to share in any surplus in the event of liquidation, see “Item 10—Additional Information—B. Articles of Association— Rights Attaching to Ordinary Shares” of 2020 Form 20-F. Our directors do not have different voting rights when compared to other holders of shares in the same class. For qualification and retirement of our directors, see “Item 10—Additional Information—B. Articles of Association— Directors” of 2020 Form 20-F.

Our directors may from time to time make capital calls upon the shareholders in respect of all moneys unpaid on their shares but subject always to the terms of issue of such shares, and any such call may be made payable by instalments.

Our Articles of Association do not contain any redemption provisions, sinking fund provisions or provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares. However, a shareholder obtaining or consolidating a controlling stake in the Company is potentially subject to, among other things, the mandatory general offer obligation under the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”).

Changes to Shareholder Rights (Item 10.B.4 of Form 20-F)

See “Item 10—Additional Information—B. Articles of Association Rights—Attaching to Ordinary Shares—Modification of Rights” of 2020 Form 20-F.

Limitations on the Rights to Own Shares (Item 10.B.6 of Form 20-F)

There are no limitations on the right of non-resident or foreign owners to hold or vote the ordinary shares imposed by Hong Kong law or by our Articles of Association.

Change in Control (Item 10.B.7 of Form 20-F)

There is no provision in our Articles of Association that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporation restructuring involving the Company or any of its subsidiaries. However, a change in control of the Company is potentially subject to, among other things, the mandatory general offer obligation under the Takeovers Code.

Disclosure of Shareholding (Item 10.B.8 of Form 20-F)

There is no provision in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed, but directors, chief executives and substantial shareholders under the meaning of the SFO are required to disclose their ownership in accordance with the SFO through an online system operated by the Hong Kong Stock Exchange.

Differences in the law (Item 10.B.9 of Form 20-F)

Not applicable.

Changes in Capital (Item 10.B.10 of Form 20-F)

The requirements imposed by our Articles of Association governing changes in capital are generally not more stringent than is required by Hong Kong law.

DEBT SECURITIES (Item 12.A of Form 20-F)

Not applicable.

WARRANTS AND RIGHTS (Item 12.B of Form 20-F)

Not applicable.

OTHER SECURITIES (Item 12.C of Form 20-F)

Not applicable.

AMERICAN DEPOSITARY SHARES (Items 12.D.1 and 12.D.2 of Form 20-F)

The following description of our ADSs is a summary and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of American Depositary Receipt. In the following description, references to “you” are to the person registered with the Depositary (as defined below).

General

The Depositary registers and delivers ADRs. Each ADR represents ownership interests in five shares (or the right to receive five shares) deposited with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”), as custodian, in Hong Kong. Each ADR will also represent securities, cash or other property deposited with the Depositary but not distributed to ADR holders. The Depositary’s Office is located at 240 Greenwich Street, New York, New York 10286, USA. HSBC’s office is located at 17/F, HSBC Centre Tower 3, 1 Sham Mong Road, Kowloon, Hong Kong, China.

You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the Depositary will actually hold the shares underlying the ADRs, you must rely on it to exercise the rights of a shareholder. The obligations of the Depositary are set out in an agreement among us, the Depositary and you, as an ADR holder. The Deposit Agreement and the ADRs are governed by New York law.

Share Dividends and other Distributions

How will you receive dividends and other distributions on the shares?

The Depositary has agreed to pay to you the cash dividends or other distributions it receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

Cash. The Depositary will convert any cash dividend or other cash distribution we pay on the shares into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the Hong Kong dollars only to those ADR holders to whom it is possible to do so. It will hold the Hong Kong dollars it cannot convert for the account of the ADR holders who have not been paid. It will not invest the Hong Kong dollars and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. The Depositary will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the Hong Kong dollars, you may lose some or all of the value of the distribution.

Shares. The Depositary may (or shall upon our request) distribute new ADRs representing any shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Depositary will only distribute whole ADRs. It will attempt to sell shares which would require it to issue a fractional ADR and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADRs, each ADR will also represent the new shares.

Rights to Receive Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the Depositary may (after consultation with us) make these rights available to you. We must first instruct the Depositary to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and the Depositary decides it is practical to sell the rights, the Depository will sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary makes rights available to you, upon your instruction it will exercise the rights and purchase the shares on your behalf. The Depositary will then deposit the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation, and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, the Depositary may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the Deposit Agreement, except for changes needed to put the restrictions in place.

Other Distributions. The Depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADRs will also represent the newly distributed property.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Reports

The Company is subject to the periodic reporting requirements of the Exchange Act and, accordingly, files certain reports with the Securities and Exchange Commission (hereinafter called the “Commission”). Such reports and communications will be available for inspection and copying at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

The Depositary will make available for inspection by ADR holders at its Office copies of the Deposit Agreement and any reports and communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary as the owner of the deposited securities and (b) made generally available to the owners of such deposited securities by the Company. The Depositary will also send to ADR holders copies of such reports and communications when furnished by the Company pursuant to the Deposit Agreement. Any such reports and communications, including any such proxy soliciting material, furnished to the Depositary by the Company shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the Commission.

Deposit, Withdrawal and Cancellation

How does the Depositary issue ADRs?

The Depositary will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with HSBC. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its Office to the persons you request.

How do ADR holders cancel an ADR and obtain shares?

You may turn in your ADRs at the Depositary’s Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver (1) the underlying shares and (2) any other deposited securities underlying the ADR, to you or a person you designate at the office of HSBC. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its Office.

Voting Rights

How do you vote?

You may instruct the Depositary to vote the shares underlying your ADRs but only if we ask the Depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to voting unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the Depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

•	describe the matters to be voted on; and

•	explain how you, on a certain date, may instruct the Depositary to vote the shares or other deposited securities underlying your ADRs as you direct.

For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practical, subject to Hong Kong law and the provisions of our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. If the Depositary does not receive your valid instruction, it will deem that you have instructed the Depositary to give a discretionary proxy to a person designated by us to vote such deposited securities. In the case of any proposed action that would, pursuant to our Articles of Association, entitle the holders of shares to vote as a separate group and we notify the depositary in writing of that fact, if the Depositary does not receive instructions from you, the Depositary will not be deemed to have been instructed to grant a discretionary proxy and the Depositary will not vote or attempt to exercise the right to vote that attaches to the shares or other deposited securities.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Depositary may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•  Change the nominal or par value of our shares

•  Reclassify, split up or consolidate any of the deposited securities

•  Distribute securities on the shares that are not distributed to you

•  Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

•  The cash, shares or other securities received by the Depositary will become deposited. Each ADR will automatically represent its equal share of the new deposited securities.

•  The Depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the Depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses of the Depositary, or prejudices a substantial right of ADR holders, it will only become effective 30 days after the Depositary notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

How may the Deposit Agreement be terminated?

The Depositary will terminate the Deposit Agreement if we ask it to do so. The Depositary may also terminate the Deposit Agreement if the Depositary has told us that it would like to resign and we have not appointed a new depositary bank within 120 days. In both cases, the Depositary must notify you at least 120 days before termination.

After termination, the Depositary and its agents will be required to do only the following under the Deposit Agreement:

•	collect distributions on the deposited securities; and

•	deliver shares and other deposited securities upon cancellation of ADRs.

One year after termination, the Depositary may, if practical, sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the money and other cash and with respect to indemnification. After termination our only obligations will be with respect to indemnification and to pay certain amounts to the Depositary.

Inspection of Transfer Books

The Depositary will keep books, at its Office, for the registration of ADRs and transfers of ADRs which at all reasonable times shall be open for inspection by the ADR holders and the Company provided that such inspection shall not be for the purpose of communicating with ADR holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the ADRs.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the Depositary; limits on liability to holders of ADRs

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the Deposit Agreement;

•	are not liable if either of us exercises discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we or its believes in good faith to be genuine and to have been signed or presented by the proper party.

In the Deposit Agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will issue or register transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADRs or register transfers of ADRs when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Your right to receive the shares underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•

when temporary delays arise because we or the Depositary has closed its transfer books, the transfer of shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on the shares;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.